One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

June 24, 2025

VIA ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lory Empie

William Schroeder

Robert Arzonetti

Todd Schiffman

Re: CoastalSouth Bancshares, Inc.

Registration Statement on Form S-1

Submitted June 6, 2025

CIK No. 0001297107

To Whom It May Concern:

On behalf of CoastalSouth Bancshares, Inc., a Georgia corporation (the “Company”), we hereby respectfully respond to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received in a letter dated June 17, 2025, relating to the Company’s Registration Statement on Form S-1 submitted on June 6, 2025.

We are concurrently filing a Pre-Effective Amendment No. 1 to the Form S-1 (“Amendment No. 1”), which reflects responses to the comments received from the Staff and certain other updated information.

Recent Developments, page 20

Comment 1:

We note in the second paragraph that you do not intend to update the preliminary estimated information. Please confirm that there have been no material changes as of the date you file your next amendment.

Response:

The Company confirms that there have been no material changes as of June 23, 2025, the date of Amendment No. 1.

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Risk Factors

We are a bank holding company..., page 43

Comment 2:

We note the final sentence indicating that all of the stock of the bank is pledged as collateral for the revolving commercial line of credit. Please discuss this in a separate risk factor.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 44 to indicate that all of the stock of Coastal States Bank is pledged as collateral for the Company’s revolving line of credit with ServisFirst Bank.

Should you have any questions, please do not hesitate to contact us.

Very truly yours,

Alston & Bird LLP

/s/ Mark C. Kanaly

_____________________________

By: Mark C. Kanaly

A Partner

CC: Stephen R. Stone President and Chief Executive Officer, CoastalSouth Bancshares, Inc.